As filed with the Securities and Exchange Commission on April 18, 2006

Registration No. 333-130869

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

PW Eagle, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	3080	41-1642846
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

1550 Valley River Drive

Eugene, Oregon 97401

(541) 343-0200

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Jerry A. Dukes, Chief Executive Officer and President

PW Eagle, Inc.

1550 Valley River Drive

Eugene, OR 97401

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

Melodie R. Rose, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

Approximate date of proposed sale to the public: From time to time after the effective date of this Post-Effective Amendment to the Registration Statement as determined by market conditions and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per security (4)	Proposed maximum aggregate offering price (4)	Amount of registration fee
Common stock, $.01 par value per share	1,018,667(2)	21.355	$21,753,633	$2,328(5)
Common stock, $.01 par value per share	304,667(3)	21.355	$6,506,164	$696(5)

(1)

In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.

(3)

Represents shares of the registrant’s common stock being registered for resale that have been or may be acquired upon the exercise of warrants issued to the selling shareholders named in this registration statement.

(4)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(5)	Paid January 5, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED April 18, 2006

PROSPECTUS

PW EAGLE, INC.

1,323,334 Shares of Common Stock

This prospectus relates to the resale of 1,018,667 shares of common stock of PW Eagle, Inc. previously issued as described below and up to 304,667 shares of our common stock that may be issued upon the exercise of warrants held by the selling shareholders. The selling shareholders listed on page 13 may sell the shares from time to time. As used in this prospectus, we, us, our and similar expressions refer to PW Eagle, Inc.

The selling shareholders may offer their shares from time to time through or to one or more underwriters, brokers or dealers, on the Nasdaq Global Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the selling shareholders or in private transactions. We will not receive any proceeds from the sale of shares by the selling shareholders. In connection with any sales, the selling shareholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

We will pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholders will pay commissions and selling expenses, if any, incurred by them.

Our common stock is listed on the Nasdaq Global Market under the symbol “PWEI.” On March 31, 2006, the closing price of our common stock was $27.80.

On December 6, 2005, we sold 1,000,000 shares of our common stock at $18.75 per share for gross proceeds of $18.75 million, and net proceeds of $17.5 million. In connection with this transaction, we also issued warrants for the purchase of 250,000 shares of common stock to the investors in the transaction and 50,000 warrants to our placement agent. Subsequently, we sold for gross proceeds of $350,000, an additional 18,667 shares together with warrants to purchase 4,667 shares of our common stock. Proceeds received by us from these transactions were used primarily to pay down existing debt. All warrants are exercisable for a period of five years from the date of issuance and have an exercise price of $27.00 per share. Under the terms of the warrants, the number of shares issuable upon exercise may be increased if we issue common stock in the future at a price less than the exercise price of the warrants subject to certain exceptions. These warrants have a Black-Scholes value of approximately $4.682 million.

Investing in our common stock is highly speculative and involves a high degree of risk. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 18, 2006.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or as of such earlier date or later date (in the case of information in a prospectus supplement) stated with respect to such specific information, as applicable, regardless of the time of delivery of this prospectus or any sale of the common stock. This document may be used only where it is legal to sell these securities.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the selling shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 1,018,667 outstanding shares of common stock and 304,667 shares of common stock issuable on the exercise of warrants.

This prospectus also covers any shares of common stock that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants as a result of issuances of our common stock in the future at a price less than the exercise price of the warrants subject to certain exceptions or as a result of stock splits, stock dividends or similar transactions.

A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus and all information incorporated by reference in this prospectus, especially the section entitled “Risk Factors” beginning on page 4, together with any supplements before making a decision to invest in our common stock.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate” into this prospectus the information we periodically file with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than information deemed to be furnished to rather than filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Current Reports on Form 8-K filed January 11, 2006, February 2, 2006, February 22, 2006 and April 3, 2006.

Any statement incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide free of charge a copy of the documents we incorporate by reference to each person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

PW Eagle, Inc.

1550 Valley River Drive

Eugene, Oregon 97401

Telephone: (541) 349-8300

In addition, you may access these reports incorporated by reference through our website at www.pweagleinc.com

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus and any prospectus supplements (including information incorporated by reference herein) carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Our Business

PW Eagle, Inc., a Minnesota corporation, which we refer to herein as we, us, the Company or PW Eagle, manufactures and distributes polyvinyl chloride (PVC) pipe and fittings used for potable water and sewage transmission, turf and agricultural irrigation, water wells, fiber optic lines, electronic and telephone lines, and commercial and industrial plumbing. We distribute our products throughout the entire United States, with a minimal amount of shipments to selected foreign countries. Our wholly-owned subsidiary, USPoly Company, LLC (USPoly) manufactures and distributes polyethylene (PE) pipe products and accessories.

Our executive offices and operating headquarters are located in Eugene, Oregon and USPoly headquarters are located in Shawnee, Oklahoma. We have production facilities in Cameron Park, Visalia and Perris, California; Columbia, Missouri; Hastings, Nebraska; Shawnee and Tulsa, Oklahoma; Eugene, Oregon; Conroe, Texas; Buckhannon, West Virginia; Tacoma and Sunnyside, Washington; and West Jordan, Utah.

Recent Events

Dividend Policy

On December 14, 2005, we announced a dividend policy under which PW Eagle will begin paying a quarterly cash dividend of $0.075 per share. The record date for the first dividend, paid on January 13, 2006, was December 30, 2005. The record date for the second dividend, paid on April 7, 2006, was March 17, 2006. The payment of future dividends, if any, is subject to the discretion of the Board of Directors, and will depend on our earnings, financial condition, capital requirements and other relevant factors.

Company Information

We are a Minnesota corporation with our principal executive offices located at 1550 Valley River Drive, Eugene, Oregon 97401 and our telephone number is (541) 343-0200. Our web address is www.pweagleinc.com. USPoly’s web address is www.uspolycompany.com. We file reports with the Securities and Exchange Commission, or as referred to herein the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports from time to time. PW Eagle is an electronic filer and the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy, information statements and other information filed electronically. The information contained on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only.

THE OFFERING

Common stock offered by selling shareholders	1,323,334 shares, of which 1,018,667 are issued and outstanding and up to 304,667 shares may be issued upon exercise of warrants held by selling shareholders.

Common stock outstanding[1]	11,792,998 shares

Use of proceeds	We will not receive any proceeds from the resale of the common stock pursuant to this prospectus. However, we will receive approximately $8,226,009 upon the exercise of all of the warrants held by the selling shareholders, which proceeds will be used for general working capital.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Plan of Distribution	The shares of common stock offered for resale may be sold by the selling shareholders pursuant to this prospectus in the manner described under “Plan of Distribution.”

Nasdaq Global Market symbol	PWEI

[1]	The number of shares of our common stock outstanding is based on 11,792,998 shares outstanding as of March 30, 2006, and excludes:

•	865,646 shares of common stock issuable as of March 30, 2006 upon the exercise of outstanding stock options under our 1991 and 1997 Stock Option Plans at an average exercise price of $8.59 per share;

•

316,667 shares of common stock issuable as of March 30, 2006 upon the exercise of outstanding warrants, including the 304,667 shares issuable in connection with the warrants issued to investors in the private offering of the securities registered hereby and the Company’s placement agent in that offering.

RISK FACTORS

This offering is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

The pipe industry and our business are heavily dependent on the price and trend of resin, our main raw material.

Our gross margin percentage is sensitive to raw material resin prices and the demand for PVC and PE pipe. Historically, when resin prices are rising or stable, our margins and sales volume have been higher. Conversely, when resin prices are falling, our sales volumes and margins have been lower. PVC resin prices increased $0.03 per pound during the first quarter of 2005, then decreased $0.01 per pound in both June and July. In response to hurricane-related supply disruptions and increasing energy and raw material costs, PVC resin producers implemented increases of $0.02 per pound in September 2005 and $0.12 per pound in October 2005. In December 2005, PVC resin prices decreased $0.02 per pound. In January 2006, PVC resin prices were unchanged, then decreased $0.015 per pound in February, 2006.

Our gross margins decrease when the supply of resin and pipe is greater than demand. Conversely, our gross margins improve when resin and pipe are in short supply. In April 2001, a major producer of PVC resin filed for bankruptcy and, during the first quarter of 2002 ceased operations at two manufacturing facilities. This resulted in a reduction of approximately 1.0 billion pounds of production capacity, or 5% of the North American industry capacity. Although two PVC producers have subsequently purchased these two facilities, only one of them has re-started a portion of its capacity in 2005. In December 2004, a major PVC producer announced plans to build a PVC plant with annual capacity of 1.3 billion pounds together with integrated production of chlorine and vinyl chloride monomer (VCM), with completion expected by 2007 for the first phase and by 2008 for the second phase. During 2005, two other PVC producers announced smaller expansions of existing facilities which are expected to be completed in 2007. If these capacity increases result in industry capacity exceeding demand when they begin production, it could result in decreasing prices for PVC resin and negatively impact our gross margins. In addition, we believe the production of PVC resin may be limited by the availability of chlorine, a major raw material component.

The demand for our products is directly affected by the growth and contraction of the Gross Domestic Product and economic conditions.

Due to the commodity nature of resin, pipe and the dynamic supply and demand factors worldwide, the markets for both resin and pipe have historically been very cyclical with significant fluctuations in prices and gross margins. Generally, after a period of rising or stable resin prices, capacity has increased to exceed demand with a resulting decrease in prices and gross margins. Over the last ten years, there have been consolidations in both markets, particularly with respect to PVC resin manufacturers. During the same period, the capacity of PVC resin producers has increased from just over 9 billion pounds to over 18 billion pounds today. In the last ten years published PVC resin prices have fluctuated between approximately $0.25 and $0.70 per pound. Since peaking in October 2005, PVC resin prices have decreased $0.035 per pound.

We believe the main drivers of industry performance are U.S. gross domestic product (GDP) growth and supply and demand of PVC resin. Historically, our profitability has improved during periods of strong GDP growth and decreased during periods of slower growth or recession. GDP growth improved in the first nine months of 2005 compared to 2004 and 2003, demand for PVC resin for use in pipe was strong, and our margins increased. And although GDP growth slowed somewhat in the fourth quarter of 2005, the effect of Hurricanes Katrina and Rita contributed to a continuing increase in demand and selling prices. Additionally, because our products are used in both new residential and commercial construction and replacement and upgrade projects, a significant or prolonged decrease in the level of construction activity in the U.S. could lead to decreased demand for PVC and PE pipe, and result in lower prices and margins.

While we expect the demand for PVC and PE pipe to continue to increase over the long term, we also expect that the industry will continue to be subject to cyclical fluctuations and times when supply will exceed demand, driving prices and margins down. These conditions could result from a general economic slowdown either domestically or elsewhere in the world or capacity increases in either the resin or pipe markets. General economic conditions both in the United States and abroad will continue to have a significant impact on our prices and gross margins.

We are dependent on suppliers of our raw materials. Our production or reputation could be seriously harmed if these suppliers were unable to timely meet our requirements on a cost effective basis.

Our PVC and PE products contain raw materials that are procured from a variety of suppliers. The cost, quality and availability of these raw materials, chief among them PVC and PE resin, are essential to the successful production and sale of our products. There are a limited number of suppliers for some of these raw materials. Alternative sources are not always available or may not be available on terms acceptable to us. For example, there are currently only five suppliers of PVC resin and four suppliers of PE resin in North America who are capable of providing us the material in an amount that would meet our requirements on terms acceptable to us. We believe our relationships with our raw materials suppliers are good and currently have long-term agreements in place with several of our key suppliers. However, if our suppliers were unable or unwilling to meet our demand for raw materials on terms acceptable to us and if we are unable to obtain an alternative source or if the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products will be seriously harmed.

In September and October of 2005, all five PVC resin suppliers and all four PE resin suppliers declared force majeure due to the effects of Hurricanes Katrina and Rita, and due to an accident at one resin manufacturing facility. While we have been able to secure sufficient amounts of raw material to maintain our operations at reasonable levels, any further supply disruptions could further challenge our ability to utilize our manufacturing capacity. During late fourth quarter of 2005 and early first quarter of 2006, resin suppliers have been able to increase production to levels such that there are no longer supply limitations. If similar disruptions in our raw material supply occur in the future, we may be unable to effectively utilize our manufacturing capacity.

A significant portion of our business and the demand for our products is seasonal in nature and any adverse weather conditions that result in a slowdown in the construction industry may adversely affect demand for our products.

Our products are used in new residential and commercial construction. Because of this, the demand for these products tends to be seasonal to correspond with increased construction activity in the late spring, summer, and early fall. Any significant or prolonged adverse weather conditions that negatively affect the construction industry or slow the growth of new construction activity may negatively affect our operating results.

Our operating results are dependent on the price of resin and any competitive pressure in the resin industry that increases supply or decreases the price of resin may negatively affect our profitability.

The primary raw material used in most of our products is PVC resin. Generally, in periods of strong demand and limited supply of PVC resin, prices of resin tend to increase. Conversely, PVC resin prices tend to decrease when demand is weak and there is excess supply. Historically, in response to increasing resin prices, we have been able to increase the price of our products at a greater rate, resulting in better margins. During periods of decreasing resin prices, our selling prices have tended to decrease faster than our raw material costs, resulting in lower margins. In the event of a significant increase in PVC resin capacity or a significant decrease in the demand for PVC resin, resulting in a period where there is an excess supply of PVC resin, our margins and profitability could be negatively impacted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and information incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in or incorporated by reference in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in and incorporated by reference in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update or revise any forward-looking statements, or to so update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

The selling shareholders will receive the proceeds from the resale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the resale of the shares held by selling shareholders. However, we will receive approximately $8,226,009 if all of the warrants held by the selling shareholders are exercised to purchase shares of common stock the resale of which shares may be made pursuant to this prospectus. We intend to use any such proceeds for general working capital. We reserve the right to use the proceeds for other purposes in the event of changes in our business plan.

We originally received gross proceeds of $18.75 million and net proceeds of $17.5 million on December 6, 2005 when we sold 1,000,000 shares of our common stock at $18.75 per share, together with warrants for the purchase of an additional 300,000 shares of our common stock at $27.00 per share, to certain of the selling shareholders. Subsequently, we received gross proceeds of $350,000 from an additional selling shareholder when we sold 18,667 shares of our common stock at $18.75 per share, together with warrants for the purchase of an additional 4,667 shares of our common stock at $27.00 per share. We used the proceeds from both of these offerings to pay down our revolving credit facility.

DIVIDEND POLICY

On December 14, 2005, we announced a dividend policy under which PW Eagle will begin paying a quarterly cash dividend of $0.075 per share. The record date for the first dividend, paid January 13, 2006, was December 30, 2005. The record date for the second dividend, paid April 7, 2006, was March 17, 2006. The payment of future dividends, if any, is subject to the discretion of the Board of Directors, and will depend on PW Eagle’s earnings, financial condition, capital requirements and other relevant factors.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding compensation paid during each of PW Eagle’s last three fiscal years to the Chief Executive Officer and to PW Eagle’s other four most highly compensated executive officers who received compensation in excess of $100,000 during fiscal 2005 (such individuals referred to as the “named executive officers”).

		Annual Compensation			Long-Term Compensation Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)(1)	Options SARs (#)	LTIP Payouts	All Other Compensation ($)
Jerry A. Dukes, CEO and President	2005 2004 2003	270,000 270,000 147,778	212,375 321,089 —	— — —	— — 209,100	40,000 — 61,500	— — —	12,592 17,723 26,933	(2)
Scott Long, CFO and Exec. VP	2005 2004 2003	229,941 222,000 145,643	154,860 260,386 —	— — —	— — 153,300	28,000 — 48,500	— — —	8,717 29,808 4,369	(3)
John R. Cobb, Exec. VP Operations	2005 2004 2003	243,406 235,000 211,279	129,706 129,955 —	— — —	— — —	28,000 — —	— — —	10,818 1,272 6,000	(4)
N. Michael Stickel, Exec. VP Sales & Marketing	2005 2004 2003	236,864 226,026 212,139	127,951 130,044 —	— — —	— — 33,600	28,000 — 4,000	— — —	10,348 2,544 6,624	(5)
Keith Steinbruck, VP, Technical Director	2005 2004 2003	163,772 157,767 148,428	65,330 56,508 —	— — —	— — —	— — —	— — —	5,368 2,217 1,867	(6)

(1)

Aggregate shares of restricted stock held by the named executive officers at December 31, 2005 and the value of such shares as of December 30, 2005 (based on a closing stock price of $20.50 per share) are as follows: Mr. Dukes held 49,500 shares valued at $1,014,750; Mr. Long held 35,500 shares valued at $727,750; Mr. Cobb held 33,500 shares valued at $686,750 and Mr. Stickel held 33,000 shares valued at $676,500. Mr. Steinbruck held no shares of restricted stock at December 31, 2005. Dividends, as declared by the Company, will be paid on the shares.

(2)	Amount includes Company contribution for the benefit of Mr. Dukes to the 401(k) plan of $7,422 and a contribution to the nonqualified pension plan of $5,170.

(3)	Amount includes Company contribution for the benefit of Mr. Long to the 401(k) plan of $5,792 and a contribution to the nonqualified pension plan of $2,925.

(4)	Amount includes Company contributions for the benefit of Mr. Cobb to the 401 (k) plan of $6,622 and a contribution to the nonqualified pension plan of $4,196.

(5)	Amount includes Company contributions for the benefit of Mr. Stickel to the 401(k) plan of $6,391 and a contribution to the nonqualified pension plan of $3,957.

(6)	Amount includes Company contribution for the benefit of Mr. Steinbruck to the 401(k) plan of $5,368.

Option/SAR Grants During 2005 Fiscal Year

Name	Options Granted		Percent of options Granted to Employees	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5% ($)	10% ($)
Jerry A. Dukes	40,000	(1)	10.79%	23.47	12/13/2015	1,529,206	2,435,000
Scott Long	28,000	(1)	7.55%	23.47	12/13/2015	1,070,444	1,704,504
John R. Cobb	28,000	(1)	7.55%	23.47	12/13/2015	1,070,444	1,704,504
N. Michael Stickel	28,000	(1)	7.55%	23.47	12/13/2015	1,070,444	1,704,504
Keith Steinbruck	—		—	—	—	—	—

(1)	Options were granted 12/13/05 and vest at a rate of 25% per year starting December 13, 2005.

Aggregated Option/SAR Exercises in 2005 Fiscal Year and Fiscal Year End Option Values

The following table sets forth information as to individual exercises of options, number of options and value of options at December 31, 2005 with respect to the named executive officers:

Name	Shares Acquired On Exercise	Value Realized	Number of Unexercised Securities Underlying Options/SARs at FY-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End($)(1) Exercisable/ Unexercisable
Jerry A. Dukes	—	—	34,600 / 66,900	394,260 / 591,390
Scott Long	—	—	26,400 /50,100	307,780 / 461,670
John R. Cobb	—	—	78,500 /21,000	1,219,199 / —
N. Michael Stickel	—	—	77,400 / 39,600	922,376 / 246,584
Keith Steinbruck	—	—	— / —	— / —

(1)	Based on the difference between the closing price of the Company’s Common Stock as reported by Nasdaq at December 30, 2005 and the option exercise price.

Employment Agreements

Jerry A. Dukes was elected Chief Executive Officer and President of PW Eagle in March 2005, and President of PW Eagle in October 2003. Mr. Dukes receives an annual base salary of not less than $270,000. Along with his base salary, he can receive an annual bonus under the Performance Bonus Plan, which varies annually, depending upon the amount of the target bonus. Mr. Dukes could receive up to 71.25% of his base salary if the Company meets certain operating profit levels. If Mr. Dukes’ employment is terminated for any reason other than for cause, his base salary would continue for a period of not less than 9 months.

Scott Long was elected Executive Vice President and Chief Financial Officer of PW Eagle in March 2005, and CFO of PW Eagle in October 2003. Mr. Long receives an annual base salary of not less than $222,000. Along with his base salary, he can receive an annual bonus under the Performance Bonus Plan, which varies annually, depending upon the amount of the target bonus. Mr. Long could receive up to 60% of his base salary if the Company meets certain operating profit levels. If Mr. Long’s employment is terminated for any reason other than for cause, his base salary would continue for a period of not less than 9 months.

Compensation of Directors

In 2005, Mr. Richard, Vice Chairman of the Board, was compensated at the rate of $3,167 per month for his services in such capacities. Mr. Richard received director fees in the total amount of $38,000 for fiscal 2005. Messrs. R. Perkins and D. Kaufman were compensated at the rate of $1,947 per month for their roles as directors. Compensation to directors consisted of payments to Mr. Perkins and Mr. Kaufman in the amount of $23,364 each.

In the fourth quarter of 2005, the Board of Directors approved a bonus payment to Messrs. H. Spell, R. Perkins, D. Kaufman and B. Richard of $12,000 each. This was paid to the respective directors on January 9, 2006.

Certain Relationships and Related Transactions

Management Agreements and Fees. PW Eagle, Inc. pays a monthly management fee of $52,000 to Spell Capital Partners, LLC (“SCP”) for strategic planning services and assistance with financing and general business advice to PW Eagle, Inc. Two members of the Company’s Board of Directors, William H. Spell and Harry W. Spell, are members of SCP.

Starting May, 2004, USPoly Company (“USPoly”), a PW Eagle wholly-owned subsidiary, paid an annual management fee of $125,000 to SCP for strategic planning services and assistance with financing and general business advice to USPoly. In October 2004, the fee increased to $150,000 per year. Costs incurred under these arrangements of $0.8 million, $0.7 million and $0.2 million in 2005 and 2004 and 2003, respectively, are included in General and Administrative expenses in the statement of operations.

In the fourth quarter of 2005, the Board of Directors approved a bonus payment to SCP of $0.7 million, which is also included in General and Administrative expenses.

Commencing in October 2003, USPoly, a PW Eagle subsidiary, provided management services to W.L. Plastics Corporation (“WL Plastics”) for an annual fee of $100,000. In 2004, USPoly transferred the management agreement to SCP. SCP provided management services to WL Plastics through October 2005. On November 1, 2005, USPoly sold its approximately 23% interest in WL Plastics and the management services agreement was terminated.

As disclosed in a Current Report on Form 8-K filed April 3, 2006, both PW Eagle and USPoly have terminated their respective management agreements with SCP.

Office Sharing. During 2003, the Company had an office sharing arrangement with SCP pursuant to which the Company paid $17,750 per month for space and administrative support. In connection with the restructuring activities, the officers resigned and this arrangement was replaced with an agreement under which PW Eagle pays SCP a monthly management fee of $52,000 as described above.

USPoly Expenses. During 2005 and 2004, PW Eagle paid certain operating expenses for USPoly which were billed through the intercompany billing process. At December 31, 2005 and 2004, the intercompany balance was approximately $2.9 million and $0.1 million, respectively. All intercompany transactions are eliminated in the consolidated financial statements.

In October 2004, USPoly paid SCP a transaction fee of $0.5 million relating to services provided by SCP in connection with USPoly’s acquisition of Uponor Aldyl Company, Inc. (the “UAC Acquisition”), which is included in transaction costs.

Loans to Purchase Stock. In fiscal 1999 and 2001, the Company sold stock to its directors and executive officers and accepted full recourse promissory notes in payment of all or a portion of the consideration for such stock. The Company believes that each member of its management team should have a significant stake in the Company’s financial performance. By having a meaningful amount of equity at risk, management’s interests are closely aligned with those of the Company’s shareholders. These notes accrued interest at the rate the Company was paying to the senior secured lender on its revolving credit facility. Loans in excess of $60,000, with a balance at the beginning of the 2005 year, had been made to the following person:

Name and Title	Highest Amount Outstanding During Fiscal 2005	Amount Outstanding as of December 31, 2005
N. Michael Stickel, Executive Vice President—Sales & Marketing	78,094	-0-	(1)

(1)

Outstanding balance of the loan, including accrued interest, in the amount of $79,808 was satisfied in full by the tender of 12,129 shares of stock received in exchange for the promissory note which had been pledged as collateral for the loan.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table provides information as of March 14, 2006, concerning the beneficial ownership of the Company’s voting securities by persons who are known to own five percent or more of a class of voting stock of the Company, by each executive officer named in the Summary Compensation Table, by each director and nominee, and by all directors and executive officers (including the named individuals) of the Company as a group. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of Common Stock set forth opposite the shareholder’s name. Shares not outstanding but deemed beneficially owned by virtue of the individual’s right to acquire them as of March 14, 2006, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group.

	Common Stock
Name (and Address of 5% Owners) or Identity of Group	Shares		Percent of Class (1)
Pirate Capital LLC 200 Connecticut Avenue Norwalk, CT 06854	2,000,000	(2)	17%
Caxton International Limited C/O Prime Management Limited Mechanics Building 12 Church Street Hamilton HM11, Bermuda	669,000	(3)	6%
William H. Spell 222 S. Ninth Street Minneapolis, MN 55402	642,505	(4)(5)(6)	5.4%
Harry W. Spell 222 S. Ninth Street Minneapolis, MN 55402	352,774	(5)(6)(7)	3.0%
Richard W. Perkins 730 East Lake Street Wayzata, MN 55391	285,982	(6)(8)	2.4%
Bruce A. Richard 2458 Farrington Circle Roseville, MN 55113	198,582	(6)(9)	1.7%
John R. Cobb 1550 Valley River Drive Eugene, OR 97401	139,418	(12)	1.2%
N. Michael Stickel 1550 Valley River Drive Eugene, OR 97401	103,084	(11)	*
Jerry A. Dukes 1550 Valley River Drive Eugene, OR 97401	99,570	(13)	*
Scott Long 1550 Valley River Drive Eugene, OR 97401	77,100	(14)	*
Keith Steinbruck 1550 Valley River Drive Eugene, OR 97401	24,000		*
Denver Kaufman 2960 Tonkaha Drive Wayzata, MN 55391	-0-		*
All current Directors and Officers as a Group (10 persons)	1,856,644	(15)	15.1%

*	Less than 1%

(1)

Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of March 14, 2006 or within sixty days of such date are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by the group.

(2)

Represents 2,000,000 shares beneficially owned by Pirate Capital LLC and held directly in Jolly Roger Fund LP. Jolly Roger Fund LP is a limited partnership for which Pirate Capital LLC serves as general partner and Jolly Roger Offshore Fund LTD, combined with Jolly Roger Activist Portfolio Company LTD, are each an entity for which Pirate Capital LLC serves as investment advisor. Pirate Capital LLC has dispositive power over such shares. According to a Schedule 13D filed March 10, 2006, Thomas R. Hudson, Jr., the sole Managing Member of Pirate Capital LLC, is deemed to be the indirect beneficial owner of the shares and has shared voting power and shared dispositive power of the 2,000,000 shares.

(3)

Includes 669,000 shares beneficially owned by Caxton International. Caxton Associates is the trading advisor to Caxton International, therefore, may be deemed a beneficial owner to the shares according to a Schedule 13D filed on March 16, 2006. Caxton Associates also has shared voting and dispositive power with Caxton International. Mr. Bruce Kovner, the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation may also be deemed beneficial owner to the 669,000 shares.

(4)

Includes 165,938 shares that may be purchased by Mr. W. Spell upon exercise of currently exercisable options, 21,429 shares held by Mr. W. Spell’s wife, and 9,510 shares held in trusts for minor children.

(5)	Includes 66,071 shares held by the Spell Family Foundation; Messrs. H. Spell and W. Spell share voting and dispositive power over such shares.

(6)

Messrs. W. Spell, H. Spell, R. Perkins and B. Richard have individually acquired securities of the Company from the Company and in open market transactions. Each of them individually anticipates that he will acquire additional securities of the Company in the future.

(7)	Includes 11,175 shares that may be purchased by Mr. H. Spell upon exercise of currently exercisable options and 3,571 shares held by Mr. H. Spell’s wife.

(8)

Includes 2,000 shares that may be purchased by Mr. Perkins upon exercise of currently exercisable options, 6,429 shares held by a Profit Sharing Trust for Mr. Perkins’ benefit, 5,000 shares held by the Perkins Foundation, and 88,100 shares held by clients of Perkins Capital Management, Inc., as to which Mr. Perkins has sole investment power.

(9)	Includes 11,700 shares that may be purchased by Mr. Richard upon exercise of currently exercisable options.

(10)	Includes 90,455 shares that may be purchased by Mr. West upon the exercise of currently exercisable options.

(11)	Includes 65,200 shares that may be purchased by Mr. Stickel upon exercise of currently exercisable options.

(12)	Includes 78,500 shares that may be purchased by Mr. Cobb upon exercise of currently exercisable options.

(13)	Includes 39,400 shares that may be purchased by Mr. Dukes upon exercise of currently exercisable options.

(14)	Includes 31,600 shares that may be purchased by Mr. Long upon exercise of currently exercisable options.

(15)	Includes 495,968 shares that may be purchased by directors and officers upon exercise of currently exercisable options.

SELLING SHAREHOLDERS

Set forth below are the names of the selling shareholders, the number of shares and warrant shares of PW Eagle common stock beneficially owned by it on the date hereof, the number of shares that may be offered by it pursuant to this prospectus, and the number of shares of common stock and percentage of common stock to be beneficially owned by it if all shares hereunder are sold by the selling shareholder.

To our knowledge, none of the selling shareholders has had within the past three years any material relationship with us except as set forth in the footnotes to the following table. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.

Name of Selling Shareholders	Beneficial Ownership Prior to Offering			Number of Shares Offered Hereby(1)(2)	Beneficial Ownership After Offering
	Shares	Warrant Shares(1)(2)	Total Shares(1)(2)		Total Shares (3)	% Owned(3)(4)
Ichak Adizes	18,667	16,667	35,334	23,334	12,000	*
Alydar Fund LP(5)	20,122	986	21,108	4,928	16,180	*
Alydar QP Fund LP(5)	144,438	7,067	151,505	35,336	116,169	*
Alydar Fund Ltd(5)	295,231	14,447	309,678	72,236	237,442	2.0%
Alysheba Fund LP(5)	12,150	428	12,578	2,138	10,440	*
Alysheba QP Fund LP(5)	165,296	5,818	171,114	29,088	142,026	1.2%
Alysheba Fund Ltd(5)	172,554	6,255	178,809	31,275	147,534	1.2%
Ardsley Partners Fund II, L.P.(6)	55,000	0	55,000	55,000	0	*
Ardsley Partners Institutional Fund L.P.(6)	32,500	0	32,500	32,500	0	*
Ardsley Offshore Fund, Ltd.(6)	72,500	0	72,500	72,500	0	*
Burguete Investment Partner LP(7)	258,800	10,000	268,800	50,000	218,800	1.8%
Capital Ventures International(8)	40,000	10,000	50,000	50,000	0	*
Caxton International Limited(9)	240,000	60,000	300,000	300,000	0	*
Craig-Hallum Capital Group, LLC(10)	0	50,000	50,000	50,000	0	*
Lagunitas Partners LP(11)	48,000	12,000	60,000	60,000	0	*
Gruber & McBaine International(11)	16,000	4,000	20,000	20,000	0	*
J. Patterson McBaine(11)	8,000	2,000	10,000	10,000	0	*
Jon D. and Linda W. Gruber Trust(12)	8,000	2,000	10,000	10,000	0	*
Millenium Partners, L.P.(13)	212,081	27,500	239,581	137,500	102,081	*
Northwood Capital Partners, LP(14)	40,000	10,000	50,000	50,000	0	*
Potomac Capital Partners, LP(15)	38,800	7,525	46,325	37,625	8,700	*
Potomac Capital International Ltd(15)	25,000	4,900	29,900	24,500	5,400	*
Pleiades Investment Partners-R, LP(15)	26,200	5,075	31,275	25,375	5,900	*
Shepherd Investments International Ltd.(16)	80,000	20,000	100,000	100,000	0	*
Crestview Capital Partners, LLC(17)	0	40,000	40,000	40,000	0	*

*	Less than 1.0%.

(1)	Includes an aggregate of 304,667 shares that may be purchased from time to time by certain selling shareholders upon exercise of warrants, which shares are being offered hereby.

(2)

The share amounts set forth herein assume that the selling shareholders will exercise their warrants, if any, for cash. If the selling shareholders use the cashless exercise alternative, the actual number of shares of Common Stock issued will be fewer, depending on the market value of the underlying shares of Common Stock immediately prior to exercise.

(3)	Assumes the sale of all the shares being offered hereby.

(4)

The percentage of shares beneficially owned by each selling shareholder is based on 12,097,665 shares of Common Stock outstanding, including 11,792,998 shares outstanding as of March 30, 2006 and 304,667 shares to be outstanding if all of the warrants and options listed hereinabove are exercised.

(5)

Alydar Capital, LLC, as general partner, has voting and dispositive power over the shares held by Alydar Fund L.P., Alydar QP Fund LP and Alysheba QP Fund LP. Alydar Partners, LLC, as investment manager, has voting and dispositive power over the shares held by Alydar Fund LP, Alydar QP Fund LP, Alydar Fund Limited, Alysheba QP Fund LP, Alysheba Fund LP and Alysheba Fund Limited. The person exercising these powers on behalf of the general partner and investment advisor is John Murphy, as Managing Member, who disclaims beneficial ownership in the shares.

(6)

Steven Napoli, as general partner of Ardsley Partners I, the general partner of Ardsley Partners Fund II, L.P, Ardsley Partners Institutional Fund L.P. and Ardsley Offshore Fund, Ltd., has sole investment and voting power over the shares.

(7)

Includes 18,800 shares held by James J. Tiampo Money Purchase Plan and Trust (Keogh). James J. Tiampo, President of Verbier Management Corp., the general partner of Burguete Investment Partner LP, has sole investment and voting power over the shares.

(8)

Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any beneficial ownership of the shares.

(9)

Caxton Associates, L.L.C. (“Caxton Associates”) is the trading advisor to Caxton International Limited and as such, has voting and dispositive power with respect to the investments of Caxton International Limited. Mr. Bruce S. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed to have voting and dispositive power with respect to the shares of the Company’s common stock owned by Caxton International Limited.

(10)	The Company’s managing partners, Patty Bartholomew, John Flood, Brad Baker, Robert Evans and Richard Rinkoff have shared investment and voting power over the securities.

(11)

Gruber McBaine Capital Management (“GMCM”) is the general partner for Lagunitas Partners, L.P. and the Investment Advisor of Gruber McBaine International. GMCM managers, Jon D. Gruber and J Patterson McBaine, control the voting and investment activities of the securities held under management. The GMCM managers have investment authority to dispose of such shares for the foregoing selling shareholders managed by GMCM.

(12)	Jon D. Gruber, as trustee, has sole investment and voting power over the shares.

(13)

Includes 102,081 shares held by Millenco, L.P., as affiliate. Millenium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result Mr. Englander may be deemed to be the beneficial owner of any shares beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P.

(14)	NCP Advisors LLC has sole investment and voting power over the shares. Robert A. Berlacher is the managing member of NCP Advisors LLC.

(15)

Paul J. Soltt, as managing member of Potomac Capital Management LLC, the general partner of Potomac Capital Partners, LP, Potomac Capital International Ltd and Pleiades Investment Partners-R, LP, has sole investment and voting power over the shares.

(16)	Michael A. Roth and Brian J. Stark have shared investment and voting power over the shares held by Shepherd Investments International, Ltd., but disclaim beneficial ownership of the shares.

(17)

Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities. The Management Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired by CCM to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

DESCRIPTION OF CAPITAL STOCK

PW Eagle’s authorized capital stock consists of 30,000,000 shares of Common Stock, $0.01 par value per share, 14,490,000 undesignated shares, $0.01 par value per share, 3,500,000 shares of Class B Common, $0.01 par value per share and 2,000,000 shares of Series A Preferred, no par value per share. As of March 31, 2006, there were 11,792,998 shares of common stock outstanding, held of record by 1,234 shareholders, options to purchase 865,646 shares of common stock, and warrants to purchase 316,667 shares of common stock.

Common Stock

The holders of Common Stock: (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the PW Eagle board of directors; (ii) are entitled to share ratably in all of PW Eagle’s assets available for distribution to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the company; and (iii) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid and nonassessable.

The holders of the Common Stock do not have cumulative voting rights. Subject to the rights of any future series of preferred stock, the holders of more than 50 percent of such outstanding shares voting for the election of PW Eagle directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of PW Eagle’s directors.

Undesignated Stock

Under governing Minnesota law and PW Eagle’s Articles of Incorporation, no action by PW Eagle shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of up to 14,490,000 shares of undesignated stock. The board of directors is empowered to establish, and to designate the name of, each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the board of directors, without shareholder approval, may issue preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of common stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of the company without further action by the shareholders. The Board has authority to issue up to 14,490,000 shares of undesignated stock but has no present plans to issue any shares of preferred stock.

Class B Common

On May 8, 1997, the PW Eagle Board of Directors authorized the issuance of 3,500,000 shares of Class B Common Stock, $0.01 par value, from PW Eagle’s available undesignated shares. As of March 31, 2006, there were no shares of PW Eagle’s Class B Common Stock were outstanding. The Class B Common Stock is identical in all respects to PW Eagle’s Common Stock except that holders of Class B Common Stock are not entitled to vote. Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock.

On September 23, 1993, the PW Eagle Board of Directors authorized the issuance of up to 2,000,000 shares of the Company’s 7% Series A Convertible Preferred. As of March 31, 2006 there were no shares of PW Eagle’s Series A Preferred stock outstanding. The Series A Preferred is convertible, at the option of the holder, to common stock at a conversion ratio of one share of common stock for each share of preferred stock. The Company may force conversion of the preferred stock at any time after the Company’s common stock trades in the public market for 20 consecutive days at an average bid and asked price greater than $4.00 per share. The preferred stock has voting rights based on the number of shares of common stock into which the preferred stock is then convertible and has a liquidation preference of $2 per share to common stock.

Warrants

The warrants for the purchase of 304,667 shares of PW Eagle common stock registered hereby are exercisable for a period of five years from the date of issuance at a price of $27.00 per share. Under the terms of the warrants, the number of shares issuable upon exercise may be increased if we issue common stock in the future at a price less than the exercise price of the warrants subject to certain exceptions.

Minnesota Business Corporations Act

Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of PW Eagle’s board of directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the company, if the Board determines that such a takeover is not in the best interests of the company and PW Eagle’s shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the company which could deprive PW Eagle shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisition of PW Eagle voting stock (from a person other than the company, and other than in connection with certain mergers and exchanges to which the company is a party) resulting in the beneficial ownership of 20 percent or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of PW Eagle shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the company within 30 days after the acquiring person has failed to give a timely information statement to the company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the company, or any of PW Eagle’s subsidiaries, with any shareholder which purchases 10 percent or more of PW Eagle’s voting shares (an “interested shareholder”) within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the PW Eagle board of directors serving before the interested shareholder’s share acquisition date.

Certain Limited Liability and Indemnification Provisions

PW Eagle’s Articles of Incorporation, as amended, limit the personal liability of its directors. Specifically, PW Eagle’s directors will not be personally liable to the company or PW Eagle shareholders for monetary damages for any breach of their fiduciary duty as directors, except to the extent that the elimination or limitation of liability is in contravention of the MBCA, as amended. This provision will generally not limit liability under state or federal securities law.

Section 302A.521 of the MBCA provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

Section 5.1 of PW Eagle’s Bylaws provides that each director, officer and employee of the company shall be indemnified by the company in accordance with, and to the fullest extent permissible by, applicable law. We maintain an insurance policy covering director and officer liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the company pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The Transfer Agent and Registrar with respect to PW Eagle’s common stock is Wells Fargo Bank Shareholder Services.

Listing

Our Common Stock is listed on the Nasdaq Global Market under the symbol “PWEI.”

PLAN OF DISTRIBUTION

We are registering for resale by the selling shareholders and certain transferees a total of 1,323,334 shares of Common Stock, of which 1,018,667 shares are issued and outstanding and up to 304,667 shares are issuable upon exercise of warrants. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock, although we may receive up to $8,226,009 upon the exercise of all of the warrants by the selling shareholders. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock. If the shares of Common Stock are sold through broker-dealers or agents, the selling shareholder will be responsible for any compensation to such broker-dealers or agents.

The selling shareholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus.

The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders will sell their shares of Common Stock subject to the following:

•

all of a portion of the shares of Common Stock beneficially owned by the selling shareholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our Common Stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

•	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;

•

some or all of the shares of Common Stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling shareholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock to close out short positions or loan or pledge shares of Common Stock to broker-dealers or agents that in turn may sell such shares; and

•

in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and may receive commissions from the purchasers of the shares of Common Stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of Common Stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling shareholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock.

The selling shareholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling shareholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. To our knowledge, the only selling shareholder that is a registered broker-dealer is Craig-Hallum Capital Group, LLC. Craig-Hallum Capital Group, LLC is an underwriter within the meaning of the Securities Act of 1933. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Additionally, four of the selling shareholders, Capital Ventures International, Caxton International Limited, Millennium Partners, L.P. and Shepherd Investments International, Limited are affiliates of broker-dealers. Each of these selling shareholders have informed us that they purchased the Securities in the ordinary course of business and at the time of the purchase of the Securities had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

In addition, any shares of Common Stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

If required at the time a particular offering of the shares of Common Stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the shelf registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In the event any successor(s) to the selling shareholders named herein wish to sell shares of the Common Stock under this prospectus, we will file a prospectus supplement identifying such successors as selling shareholders.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares or Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling shareholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will bear all expenses of the registration of the shares of Common Stock including, without limitation, Securities and Exchange Commission filing fess and expenses of compliance with the state securities of “blue sky” laws. The selling shareholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling shareholders, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Common Stock and Warrant Purchase Agreement. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement or will be entitled to contribution. Once sold under this shelf registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the Shares being offered hereby is being passed upon for us by Fredrikson & Byron, P.A. We have received certain advice from our legal counsel in connection with the matters described herein. Such legal advice is solely for our benefit and not for any shareholder or prospective investor. Purchasers of the shares offered hereby are not entitled to rely on any such advice and should not consider any such counsel to represent them or their interests. Prospective investors should consult with their own legal and other counsel.

EXPERTS

The financial statements of PW Eagle, Inc. as of December 31, 2004 and for the years ended December 31, 2004 and 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of PW Eagle, Inc. as of December 31, 2005, and for the year then ended incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, independent registered public accountants as indicated by their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

AND FINANCIAL DISCLOSURE

On May 26, 2005, PW Eagle dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm. The decision to dismiss PricewaterhouseCoopers LLP was unanimously approved by the Audit Committee of our Board of Directors.

The reports of PricewaterhouseCoopers LLP on our financial statements for the two years ended December 31, 2004 and 2003 contained no adverse opinion or a disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principle.

During the two years ended December 31, 2004 and 2003 and through May 26, 2005, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCoopers LLP to make reference thereto in their reports on our financial statements for such years.

During the two years ended December 31, 2005 and 2004, there have been no reportable events (as defined in Item 304 (a) (1) (v) of Regulation S-K.

PricewaterhouseCoopers LLP has furnished a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of that letter dated June 2, 2005 is filed as Exhibit 16.1 to Form 8-K filed on June 2, 2005.

We have appointed Grant Thornton LLP as our new independent registered public accounting firm as of May 26, 2005. During the two years ended December 31, 2004 and 2003 and through May 26, 2005, we did not consult with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Grant Thornton LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock the selling shareholders are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We will be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read the registration statement and our filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

We maintain a corporate web site at www.pweagleinc.com. You may access our annual report on Form 10-K and quarterly reports on Form 10-Q and amendments to those reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web site is provided for informational purposes only and does not constitute incorporation by reference of the information contained at our web site.

1,018,667 Shares of Common Stock

PW EAGLE, INC.

PROSPECTUS

April 18, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby. All of such expenses, except for the SEC registration fee, NASD fee and Nasdaq listing fee, are estimated.

SEC Registration Fee	$3,024
Legal Fees	30,000
Accountants Fees and Expenses	28,000
Printing Expenses	6,000
Blue Sky Fees and Expenses	5,000
Transfer Agent Fees and Expenses	7,500
Miscellaneous	2,000

Total estimated expenses	$81,524

Item 14.	Indemnification of Directors and Officers.

Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

Provisions regarding indemnification of officers and directors of the Company are contained in Section 5.1 of the Restated Bylaws (Exhibit 3.2 to this Registration Statement). The Company maintains a director and officer liability policy.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, the Registrant has sold the securities listed below pursuant to exemptions from registration under the Securities Act.

On January 17, 2006, Mass Mutual completed the cashless conversion of warrants to purchase 107,692 shares of the Company’s common stock with an exercise price of $9.50 per share. Pursuant to the terms of that certain Warrant dated March 14, 2003, the Company issued 59,322 shares of its common stock to Mass Mutual. The above securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

On January 5, 2006, Corporate Property Associates 14 Incorporated completed the cashless conversion of warrants to purchase 125,818 shares of the Company’s common stock with an exercise price of $0.00954 per share. Pursuant to the terms of that certain Warrant dated February 28, 2002 and amended October 21, 2004, the Company issued 125,745 shares of its common stock to Corporate Property Associates 14 Incorporated. The above securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

On January 5, 2006, JP Morgan Partners (23A SIBC), L.P. completed the cashless conversion of warrants to purchase 242,308 shares of the Company’s common stock with an exercise price of $9.50 per share. Pursuant to the terms of that certain Warrant dated March 14, 2003, the Company issued 135,681 shares of its common stock to JP Morgan Partners (23A SIBC), L.P. The above securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

On December 22, 2005, PW Eagle entered into a Common Stock and Warrant Purchase Agreement with a single investor for the private placement of 18,667 shares of the Company’s common stock at a price of $18.75 and warrants to purchase an additional 4,667 shares of common stock. Such securities were offered and issued in reliance on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as a transaction not involving a public offering of securities.

On December 5, 2005, PW Eagle entered into a Common Stock and Warrant Purchase Agreement with multiple institutional investors for the private placement of 1,000,000 shares of the Company’s common stock at a price of $18.75 and warrants to purchase an additional 250,000 shares of common stock. The Company also issued warrants of like tenor for the purchase of 50,000 shares of common stock to its placement agent in the transaction. Such securities were offered and issued in reliance on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as a transaction not involving a public offering of securities.

On October 18, 2005, PW Eagle completed the merger of its majority-owned subsidiary, USPoly Company with its wholly-owned subsidiary Poly Merger, LLC, with the surviving company changing its name to USPoly Company, LLC (“USPoly”). As a result of the merger, PW Eagle acquired the approximately 27% minority interest in USPoly that it did not already own. As partial consideration for the merger transaction, PW Eagle issued an aggregate of 351,904 shares of common stock to the minority USPoly shareholders. USPoly option holders also received options to purchase PW Eagle common stock based on a ratio of 0.1889 shares of PW Eagle for each option to purchase one share of USPoly common stock. Such securities were offered and issued in reliance on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as a transaction not involving a public offering of securities.

On September 30, 2005, the Company issued a ten-year warrant to purchase 12,000 shares of the Company’s Common Stock at an exercise price of $0.01 per share. The warrant was issued to a consulting firm in consideration for its services provided to the Company. The warrant was issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

On March 17, 2005, the Company reached an agreement with the investor with respect to the exchange by the investor of its warrant shares, in a cashless exercise, for 1,339,517 shares of the Company’s common stock. The above securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On June 18, 2004 the Company issued 256,279 shares of the Company’s stock to certain officers of the Company. The stock was issued at fair market value effective June 18, 2004. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The certificates representing the shares bears a standard restrictive securities legend.

On March 14, 2003, PW Eagle amended its financing agreement with JP Morgan Partners, LLC, among other parties (collectively, the “Lenders”), to acknowledge and reflect the purchase of ETI. In connection with this amendment, PW Eagle issued to the Lenders 10-year warrants to purchase an aggregate of 350,000 shares of PW Eagle common stock for $9.50 per share. The warrants expire March 14, 2013 unless earlier terminated. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On March 6, 2003, the Company issued a restricted stock grant for 8,000 shares and granted an incentive stock option to purchase 4,000 shares to an officer of the Company. The options and restricted stock were issued at fair market value effective March 6, 2003 and vest over four and five years, respectively. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The certificate representing the shares bears a standard restrictive securities legend.

On March 14, 2003, the Company issued restricted stock grants of 52,900 shares and granted incentive stock options to purchase 106,100 shares to managers and key employees of ETI. The restricted stock and options will be issued at fair market value effective March 14, 2003 and vest over 5 years. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The certificate representing the shares bears a standard restrictive securities legend.

The sales of securities listed above to employees upon the exercise of stock options were made in reliance upon Rule 701 under the Securities Act. The other sales of securities listed above were made in reliance upon Section 4(2) of the Securities Act, which provide exemptions for transactions not involving a public offering, and

Regulation D thereunder. The purchasers of securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements. Except as specified above, no underwriting commissions or discounts were paid with respect to the sales of unregistered securities described above.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See Exhibit Index immediately following the signature pages to this Registration Statement.

(b) Financial Statement Schedule.

Schedules have been omitted because they are not applicable or not required because the information is included elsewhere in the financial statements or the related notes.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant further undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eugene, State of Oregon, on April 18, 2006.

PW Eagle, Inc.

By	/S/ SCOTT LONG
Scott Long, Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the date stated.

Signatures	Title	Date

/S/ JERRY A. DUKES* Jerry A. Dukes	Chief Executive Officer and President (principal executive officer)	April 18, 2006

SCOTT LONG Scott Long	Chief Financial Officer (principal financial and accounting officer)

DENVER KAUFMAN* Denver Kaufman	Director

RICHARD W. PERKINS* Richard W. Perkins	Director

BRUCE A. RICHARD* Bruce A. Richard	Vice Chairman and Director

WILLIAM H. SPELL* William H. Spell	Co-Chairman of the Board

HARRY W. SPELL* Harry W. Spell	Co-Chairman of the Board

*By:	/S/ SCOTT LONG
Scott Long
Attorney-in-fact

Date: April 18, 2006

EXHIBIT INDEX

Number	Description
2.1	Merger Agreement, dated September 30, 2005, among the Registrant, Poly Merger, LLC and USPoly Company. (Incorporated by reference to the Registrant’s Form 8-K filed October 6, 2005.)

3.1	Articles of Incorporation of the Registrant, as amended to date (Incorporated by reference to Exhibit 3 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2000).

3.2	Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-4 - File No. 33-29511).

3.3	Statement of designation of shares of Registrant dated May 8, 1997 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated May 19, 1997).

10.1	Form of Restricted Stock Agreement between the Registrant and certain officers of the Registrant. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 8-K dated September 20, 1999.)*

10.2	Employment Agreement dated September 16, 1999 between the Registrant and Keith H. Steinbruck. (Incorporated by reference to Exhibit 10.9 to the Registrant’s Form 8-K dated September 20, 1999.)*

10.3	Employment Agreement dated September 16, 1999 between the Registrant and John R. Cobb. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Form 8-K dated September 20, 1999.)*

10.4	Employment Agreement dated September 16, 1999 between the Registrant and Neil R. Chinn. (Incorporated by reference to Exhibit 10.12 to the Registrant’s Form 8-K dated September 20, 1999.)*

10.5	Registrant’s 1991 stock plan (Incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K for the year ended December 31, 1992.)*

10.6	Registrant’s 1997 Stock Option Plan (Incorporated by reference to Exhibit 10.14 to the Registrant’s Form 10-K for the year ended December 31, 1996.)*

10.7

Amendment to the Employment Agreement executed September 16, 1999 between Keith H. Steinbruck and the Registrant effective as of December 15, 1999 (Incorporated by reference to Exhibit 10.20 to the Registrant’s Form 10-K for the year ended December 31, 1999).*

10.8

Amendment to the Employment Agreement executed September 16, 1999 between Neil R. Chinn and the Registrant effective as of December 15, 1999 (Incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K for the year ended December 31, 1999).*

10.9

Amendment to the Employment Agreement executed September 16, 1999 between John R. Cobb and the Registrant effective as of December 15, 1999 (Incorporated by reference to Exhibit 10.23 to the Registrant’s Form 10-K for the year ended December 31, 1999).*

10.10

Employment Agreement effective February 12, 2001 between the Registrant and N. Michael Stickel (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2001).*

10.11	Form of Restricted Stock Agreement between the Registrant and N. Michael Stickel (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended June 30, 2001).*

10.12

Second Amendment to the Employment Agreement executed September 16, 1999 between the Registrant and John R. Cobb, Senior Vice President-Operations (Incorporated by reference to Exhibit 10.5 to Registrant’s Form 10-Q for the quarter ended September 30, 2001).*

10.13

Second Amendment to the Employment Agreement executed September 16, 1999 between the Registrant and Keith H. Steinbruck, Vice President Technical Director (Incorporated by reference to Exhibit 10.6 to Registrant’s Form 10-Q for the quarter ended September 30, 2001).*

10.14

Second Amendment to the Employment Agreement executed September 16, 1999 between the Registrant, and Neil R. Chinn, Vice President of Human Resources (Incorporated by reference to Exhibit 10.7 to Registrant’s Form 10-Q for the quarter ended September 30, 2001).*

Number	Description
10.15

Lease Agreement, dated as of February 28, 2002, between PWE (MULTI) QRS 14-85, Inc., as Landlord, and the Registrant, as Tenant. (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K filed March 19, 2002.)

10.16

Warrant Agreement to purchase 120,000 shares of stock issued to Corporate Property Associates 14 Incorporated dated February 28, 2002. (Incorporated by reference to Exhibit 10.3 to Registrant’s Form 10-Q for the quarter ended March 31, 2002.)

10.17

First Amendment to Lease Agreement, dated June 7, 2002 by and between PWE (MULTI) QRS 12-85 Inc., and the Registrant. (Incorporated by reference to Exhibit 10.3 to Registrant’s Form 10-Q for the quarter ended June 30, 2002.)

10.18

Second Amendment to Lease Agreement, dated March 10, 2003 by and between PWE (MULTI) QRS 14-85 Inc. and the Registrant. (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarter ended March 31, 2003.)

10.19

Lease Agreement, dated as of March 26, 2004 between 406 22nd, LLC, a Minnesota limited liability company, and Damaras Hoppenspirger as landlord, and the Registrant as tenant. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended March 31, 2004.)

10.20

Management Service Agreement between Spell Capital Partners, LLC and the Registrant dated January 1, 2004. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q for the quarter ended March 31, 2004.)

10.21

Landlord Covenant Waiver dated March 30, 2004, by and between PWE (MULTI) QRS 14-85 Inc. and the Registrant dated March 30, 2004. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q for the quarter ended March 31, 2004.)

10.22

Lease Agreement dated April 1, 2004 between Continental Properties, LLC a Minnesota limited liability company and PW Poly, Inc. as tenant. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-Q for the quarter ended June 30, 2004.)

10.23

Lease Agreement dated April 1, 2004 between Continental Properties, LLC and PW Poly, Inc. as tenant. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Form 10-Q for the quarter ended June 30, 2004.)

10.24

Contribution and Membership Interest Purchase Agreement dated September 1, 2004 among Uponor Aldyl Company, Inc., Uponor North American, Inc., Uponor Aldyl Holding Company, LLC and PW Poly Corp. (Incorporated by reference to Exhibit 10.9 to the Registrant’s Form 10-Q for the quarter ended September 30, 2004.)

10.25

Lease dated September 27, 2004 between Uponor Aldyl Company, Inc. as Landlord and PW Poly Corp. as Tenant. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-Q for the quarter ended September 30, 2004.)

10.26

Redacted Fourth Amended and Restated Loan and Security Agreement dated October 25, 2004 between the Registrant and Fleet Capital Corporation. (Incorporated by reference to Exhibit 10.33 to the Registrant’s Form 10-K for the year ended December 31, 2004.)

10.27

Post Closing Agreement—Fourth Amended and Restated Loan and Security Agreement dated October 25, 2004 between the Registrant and Fleet Capital Corporation. (Incorporated by reference to Exhibit 10.34 to the Registrant’s Form 10-K for the year ended December 31, 2004.)

10.28

Revolving Note dated October 25, 2004, between Fleet Capital Corporation and the Registrant. (Incorporated by reference to Exhibit 10.35 to the Registrant’s Form 10-K for the year ended December 31, 2004.)

10.29

Management Fee Subordination Agreement dated October 25, 2004 between Spell Capital Partners LLC, Fleet Capital Corporation and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.51 to the Registrant’s Form 10-K for the year ended December 31, 2004.)

Number	Description
10.30

Revolving Note dated October 25, 2004 between The CIT Group/Business Credit, Inc. and the Registrant. (Incorporated by reference to Exhibit 10.52 to the Registrant’s Form 10-K for the year ended December 31, 2004.)

10.31

Revolving Note dated October 25, 2004 between Wells Fargo Business Credit, Inc., and the Registrant. (Incorporated by reference to Exhibit 10.53 to the Registrant’s Form 10-K for the year ended December 31, 2004.)

10.32

Third Amendment to Lease Agreement dated October 25, 2004 between PWE (MULTI) QRS 14-85 INC, and the Registrant. (Incorporated by reference to Exhibit 10.56 to the Registrant’s Form 10-K for the year ended December 31, 2004.)

10.33	Amended and Restated PVC Resin Supply Agreement dated February 1, 2005. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.34

First Amendment to Fourth Amended and Restated Loan and Security Agreement between the Registrant and Fleet Capital Corporation, dated March 15, 2005. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.35

First Amendment to Senior Subordinated Note Purchase Agreement and Junior Subordinated Note Purchase Agreement between the Registrant and Churchill Capital Partners IV, L.P., dated March 15, 2005. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.36

First Amendment to Credit and Security Agreement and Waiver of Defaults between USPoly Company and Wells Fargo Business Credit, Inc., dated March 10, 2005. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.37

First Amendment to Subordination Agreement between Wells Fargo Business Credit, Inc., Medallion Capital, Inc., USPoly Company, and Spell Capital Partners, dated March 10, 2005. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.38	Warrant issued to Adizes USA, dated September 30, 2005. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2005.)

10.39

Second Amendment to Fourth Amended and Restated Loan and Security Agreement and First Amendment to Subordination Agreement, dated September 30, 2005, among the Company, Bank of America, N.A. and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended September 30, 2005.)

21	List of Subsidiaries of the Registrant: USPoly Company, LLC (State of Organization: Minnesota).

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.**

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.**

24	Power of Attorney from certain directors and officers - see “Signatures” on signature page.

*	Management contract or compensation plan.

**	Filed herewith